Filed by Alliance Data Systems Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Conversant, Inc.
Commission File No.: 001-31357

The following communications were sent to Alliance Data and/or Epsilon associates:

Ed Heffernan Featured on CEO Spotlight

David Johnson, business reporter for Dallas news radio station KRLD, featured Ed on his CEO Spotlight segment last week to find out more about the Conversant acquisition and how it will add to Alliance Data's one-stop shop model for retailers and other clients. Listen to the full interview here: (transcript follows)

Transcript

Ed Heffernan Radio Interview, CEO Spotlight, KRLD-AM 1080

Participants: Ed Heffernan, Alliance Data & David Johnson, KRLD-AM 1080

David Johnson: A big buy out announced, Plano-based Alliance Data Systems is paying 2.3 billion dollars to buy out a California company called Conversant and here's the twist, both stocks went up on the news. It's sacred that the company doing the acquiring goes down. Not true for Alliance Data, Ed Heffernan is the CEO of ADS and joins us right now. It's good to have you with us!

Ed Heffernan: Hey David!

David Johnson: So everybody must like this. Everybody, I mean, you'd think the acquiring company would go down today.

Ed Heffernan: Well, obviously, I'm glad it didn't. You know, I think part of it is that we took a fair amount of effort to make sure everyone understood the strategic fit, how it's going to work, and then, you know we were very disciplined on the pricing side. So we did the deal at a price that while at a large dollar number, was such that it's still going to be accretive to the company right out of the gate, and I think that gave people the comfort that they needed.

David Johnson: And obviously it worked. So now, I understand what you do, I understand it intimately, I think. You do great rewards programs and loyalty cards, but I don't think I understand what Conversant does. It embarrasses me to admit that, but the whole idea of this digital marketing is still a little vague to me.

Ed Heffernan: Sure, I'll try to boil it down, 'cause a lot of it is new and it is emerging, however these folks have been around for quite some time, their predecessor company was known as Valueclick, and what they do, sort of their mousetrap, they could go to a retailer and say "ok, give me all of your purchase transactional, transactions that have been made, so that when Dave went into that store and bought these items, give me that information," and what they do with that information is say "ok, this person looks like he only buys when there is a 10 percent sale and he's only interested in tools and so I'm not going to waste my time trying to market for other things" and what Conversant will do is take that, what they call first-party data and then match that up against what's called a cookie or some ID so that when you are moving around the Internet, regardless of the Website you're on, when you go to, when you actually show up to a Website, all those ads that you see pop up are going to be customized, so that you're just going to get an ad that says, you know "hey David, you know, your friends at so-and-so hardware store, here's an extra offer for 15 percent off," so it's data-driven digital targeted marketing, which is a mouthful.

David Johnson: That's absolutely fascinating! So, I mean you're rapidly becoming sort of a one-stop shop, I guess, for retailers.

Ed Heffernan: Right, our division here is exactly what you just said. It's, Things are changing so fast, it's getting so complicated that we want to go into a client and basically say, you know, "look your job is not to worry about all this stuff. Your job is to sell product. Let us help with your marketing strategy and we will bring together all the information that you need, call it big data or whatever about your customer base, and then we'll also help figure out whether you should reach out to them through a mobile device, a tablet device, the desktop, you know, social or direct mail or something like that." The idea is a sort of a one-stop shop and that's something that is fairly unique in the marketplace.

David Johnson: And your reach is pretty broad. It was funny. Your name came up earlier this week. Tony Bartel, the President of GameStop was on, and he was talking about the new association you guys have.

Ed Heffernan: Yeah, it's pretty cool. We have a… They have a…  It's pretty rare that we go into a client and they already have a well-established massive loyalty program for some like 25 million people or so, the gamers, and what we're going to do, is offer an additional, you know, if in fact you want to merge that loyalty card with a GameStop private label card credit card and put the two together. And so, I think it's going to work out pretty nicely because they are very, very loyal customer base with a lot of repeat purchases, so if we can give someone a spiff over and above just the loyalty program, that should drive incremental sales.

David Johnson:  A Conversant deal just announced Thursday after the close. How long do you think that it takes to close that deal and get them incorporated with ADS?

Ed Heffernan:   Good question. You know it's really going to depend on, you know, they need to have a shareholder vote. You know, we have all the definitive agreements signed and agreed to.  And, you know, regulatory approvals, so our goal is to get this thing wrapped up and done, ideally, you know, before the end of the year. If there is some type of regulatory scrutiny or review that could push it out, but, you know, I really think, you know, we out to be able to push this thing across the goal line by the end of the year.

David Johnson: Ed Heffernan is the CEO of Alliance Data Systems, which is buying Conversant for 2.3 billion dollars cash and stock and the street sees it as a win-win. It's always good to have you with us, Ed.

Ed Heffernan: Thanks, David!

David Johnson: Thanks, I'm David Johnson, News Radio 1080 KRLD.

Alliance Data's Acquisition of Conversant in the News

A lot of coverage resulted from last week's announcement that Alliance Data plans to acquire Conversant. As CEO Bryan Kennedy, explained in Ad Age, both Epsilon and Conversant, "have strengths in display advertising, and the combination should afford them greater scale. Conversant's mobile and video ad products also will complement Epsilon's Agility Harmony system for targeted digital communications."  Also, as Bryan explained in Ad Exchanger, the acquisition "is less about getting into the ad tech sector and more about having scale and rich capabilities in display and mobile channels." Click here to read more.

Epsilon CEO: Buying Conversant Will Help Connect Cross-Channel Dots
Alliance Data to Acquire Conversant, Formerly ValueClick, for $2.3 Billion
By Kate Kaye. Published on September 16, 2014 by Ad Age.

All the consumer data in the world is useless if marketers can't act on it, and Alliance Data wants to ensure it can do that across channels. The owner of data and email powerhouse Epsilon has agreed to spend $2.3 billion to buy digital-marketing-services firm Conversant in part to help ad clients target messages across devices, an especially complex thing to do in mobile.

For much of its 16-year-long life, Conversant was known as ValueClick, which stood as the last remaining large independent ad network before ad exchanges and programmatic buying began to dominate the display ad industry. The company changed its name to Conversant in February.

Though Conversant still offers legacy services for affiliate marketing, the firm's ability to tie individual devices together using an anonymized ID without cookies -- which don't operate in the mobile environment -- is crucial for Alliance. Alliance historically has focused more on personally-identifiable offline data than connecting anonymized digital IDs, a necessity for mobile targeting.

"As it pertains to mobile, what they bring to the table is quite important," said Epsilon CEO Bryan Kennedy in an interview with Ad Age. Though he acknowledged Alliance was attracted to Conversant in part for its ad technology, "more important than that, it's their cross-channel" capabilities. ValueClick acquired one of the first mobile ad networks, Greystripe in 2011.

"For us it was less about, 'Hey we just want to be another brand in ad tech,' and more about how do we solve this [cross-channel] problem for clients," he said.

Conversant will live as part of Epsilon, said Mr. Kennedy. "They essentially become the digital-media business for Epsilon," he said. Both firms have strengths in display advertising, and the combination should afford them greater scale. Conversant's mobile and video ad products also will complement Epsilon's Agility Harmony system for targeted digital communications.

The companies have potentially synchronous offerings for retailers, suggested Mr. Kennedy. Alliance Data operates a private-label credit card service for retailers, while Conversant has a focus on retailers through Dotomi, the retailer-centric dynamic display ad business it bought in 2011 and linked with its other businesses including Greystripe and its Commission Junction affiliate network, another retail-aimed service.

"Conversant has a strong footprint in the retail industry, particularly with Dotomi," said Mr. Kennedy, noting that packaging that with its white label credit card service, "is a very logical place to go."

As part of its Commission Junction business -- now known simply as CJ -- Conversant still offers lead-generation services. In 2008 ValueClick settled with the Federal Trade Commission, agreeing to pay $2.9 million to the agency as a result of its investigation into lead-generation ad practices alleged to have violated the CAN-SPAM and FTC Acts. The FTC claimed the company duped people into providing contact information in exchange for chances to win prizes. Mr. Kennedy declined to comment regarding the settlement.

Don't expect true backend tech integration between Alliance and Conversant just yet. "In 2015 Conversant will operate essentially as it does today and our focus will be on cross-selling," said Mr. Kennedy. Figuring out how to connect the platforms will come later, he said.

Conversant CEO John Giuliani, formerly chief of Dotomi, will stay on in his current role, and help guide Epsilon's digital strategy.

"He and I are good friends," said Mr. Kennedy of Mr. Giuliani. "We will really be looking to John to lead the charge" to determine the direction of Epsilon's digital path, he added.

No other "significant changes" are expected for either firm, he said.

For Old-School Epsilon, Conversant Buy Will Bring Tech And New Channels
September 12th, 2014-5:37 pm by Ad Exchanger
By Ryan Joe

Alliance Data Systems' (ADS) intent to acquire Conversant (formerly ValueClick) for its Epsilon subsidiary might seem like a change in direction. R Ray Wang, principal analyst and founder at Constellation Research, described the intent to acquire as "the right move" to make Epsilon "a legit…tech company."

On a first gloss that seems like a pivot. Epsilon has until now considered itself a marketing services company with a strong partner ecosystem. Does integrating Conversant's tech push Epsilon from services to tech provider, like what rival Acxiom is trying to do with its Audience Operating System (AOS) platform?

To Pivot, Or Not To Pivot

Not so fast, said Epsilon CEO Bryan Kennedy. "That might be a little bit of a mis-representation," he told AdExchanger. Epsilon's heritage, he said, is around managing data and databases and building multichannel marketing campaigns; Conversant's tech will strengthen the company's ability to execute. "This is less about getting into the ad tech sector and more about having scale and rich capabilities in display and mobile channels," he said.

$2.3 billion might seem a lot to pay for enhancements, but for Dan Salmon, equity research analyst at BMO Capital Markets, it's money well spent.

"Alliance Data Systems is a fairly disciplined company when it comes to valuation on acquisitions," he told AdExchanger. Much of Salmon's positivity revolved around the companies' shared philosophies (ADS and Conversant both have services-oriented business models powered by first-party data) and strengths in common verticals like retail. Two other verticals with significant overlap, Kennedy said, are automotive and healthcare.

David Yovanno, CEO of Marin Software, also thought the deal was a good one. Yovanno held executive positions at Conversant (back when it was known as ValueClick) from 2000-2008, and again from 2011-2014.

"I was surprised by the company [that acquired Conversant]. I actually thought it'd be a private equity firm," he said. "But this deal totally makes sense, all the way around. It helps ADS build on top of their incredibly successful direct marketing and offline services, combined with good digital execution."

What The Future Holds

One reason the acquisition is particularly opportune for Conversant, Yovanno said, is an industry-wide trend in which margins are coming under pressure as advertisers demand more transparency from their ad platforms. Being absorbed by ADS could relieve Conversant of this burden since, as Yovanno pointed out, "ADS as a whole is kind of an agency for their clients."

Salmon, however, wrote in a research note ADS might not entirely skate above this conflict: "ADS will need to manage the increased focus on transparency and pressure on take rates."

Twenty-four hours into the announcement, it's unlikely ADS or Epsilon have fully worked out these business details. But other logistical questions loom as well. For instance, what role does Epsilon's partner ecosystem now play? Should Epsilon's ad tech partners like MediaMath fret about this acquisition?

"I'd be a little worried," said Salmon. "If I were [MediaMath CEO] Joe [Zawadzki], I'd be calling Bryan Kennedy today and having a little checkup call." Of course, it might not be an either-or proposition. As Salmon pointed out, MediaMath's self-service model is different from Conversant's managed services model. "But anytime a big customer acquires a solution that doesn't do exactly what you do, but certainly something similar, it's a fair concern," Salmon said.

Those conversations with partners, Kennedy said, haven't yet occurred.

Another question is how ADS will package Conversant for Epsilon. Will it be a portfolio solution, a full suite sale, or a combination – an end-to-end solution with disaggregated components?

Elgin Thompson, managing director at Digital Capital Advisors, said it will ultimately boil down to a sales decision: "Do they see a better conversion rate or can they get more by selling point solutions or a more holistic product? It's been proven out solutions have to work on their own."

Salmon pointed out the ADS way has traditionally been to push an end-to-end sale, and while Kennedy said it's unlikely Epsilon will prevent clients from buying ala carte, he said: "The goal will be to bring these services together. The more of that process [around building data-driven marketing programs] we can manage for our client, the better we can drive marketing return for them."

Certainly there's a lot inside Conversant that isn't fully connected. Aligning its multiple technology assets was one of the company's biggest initiatives since CEO John Giuliani came over following the Dotomi acquisition. "We view that transformation as still being in process today," Kennedy said.

Commission Junction, What's Your Function?

Conversant's affiliate marketing programs through Commission Junction (CJ) made up roughly 30% of company revenues last quarter, but it seems like an odd fellow in the ADS-Conversant union.

Initially, Conversant wanted to unite CJ with Dotomi, but that vision never panned out. "We see [CJ] as quite simply another arrow in the quiver for our clients that need an effective acquisition strategy for different channels," Kennedy said. In other words, Epsilon will continue to support the business as long as clients want it, but the deeper integration into the tech stack that Conversant once hoped for doesn't seem to be in the cards.

"I don't think you'll see ADS do much there," Salmon said, though the CJ client list of retailers and ecommerce companies might provide attractive cross-sell opportunities.

"If the market has an appetite for CJ, [ADS will] continue to offer it," Thompson said. "It'll be more of a pull as opposed to a push – pull instead of forced down the throats of their customers. It's always been a nice business though, the core of what ValueClick was."

The true bell cow for ADS in the Conversant stack is likely the Common ID initiative.

Common Likenesses

Conversant's Common ID initiative is a cross-device matching capability, a functionality that is to ad tech vendors what One Direction concert tickets are to teenage girls.

"What we hear from clients on our side is cross-channel, cross-channel, cross-channel, cross-device," Thompson said.

Conversant fields 128 billion monthly ad impressions, according to its website, and boasts "individual-level audience insights from across 20 billion monthly RTB impressions."

"[Common ID is] a big data scale kind of play," Kennedy said. "The more impressions you see, the more you can observe opportunities and link it back to consumers across devices, the better equipped you can be to make bidding decisions." Epsilon can add to this power, he said, by bringing in its own massive first party data sets.

How mature is Common ID? Yovanno called it the core of Conversant's offerings, and better than the cross-device capabilities of Tapad and Drawbridge. Unlike those pure play cross-device rivals, Conversant can create exact matches since it gets purchase data from retail clients ("Billions of dollars in actual purchase data," according to Conversant's site).

Conversant also claims it has 263 million records with 200 attributes per individual. Yovanno said each record has, on average, five IDs coming from different browsers, devices or cookies. "The goal is to match any number of IDs to an individual," he said. "Conversant is very good at hard matches on cross-device."

Basically, if you sign into The Gap's site on a mobile device, that ID goes back to Conversant. When you make a purchase on a home work station, that ID also goes back to Conversant, which matches everything into a so-called Common ID.

How did Conversant get those exact matches? "You've got to have leverage," Yovanno said. "If you're one of 100 media vendors on a plan, you don't have leverage to ask for that level of integration where you're getting client IDs at scale."

Conversant, Yovanno said, managed to get retailers to do a deeper integration, even to the point of onboarding store sales. It could then link offline store sales with an online ID.  "Their whole sales pitch was return on ad spend," Yovanno said. "Not just trying to drive metrics of media vendors on a plan…but driving business results and revenue: 'We can show you offline sales that happened from the impressions we serve online.'"

Important Information for Investors and Stockholders
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  This communication may be deemed to be solicitation material in respect of the proposed merger between Conversant, Inc. and a subsidiary of Alliance Data Systems Corporation. In connection with the proposed merger, Alliance Data intends to file with the United States Securities and Exchange Commission (SEC) a registration statement on Form S-4 containing a proxy statement/prospectus.  After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to stockholders of Conversant. SECURITY HOLDERS OF CONVERSANT ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the registration statement and proxy statement/prospectus (when available) and other documents filed by Alliance Data and Conversant, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Alliance Data will be made available free of charge on Alliance Data's website at www.alliancedata.com. Copies of documents filed with the SEC by Conversant will be made available free of charge on Conversant's website at www.conversantmedia.com.

Safe Harbor Statement/Forward Looking Statements
Certain information set forth in this communication, including financial estimates, projections about the industries and markets in which Alliance Data and Conversant operate, and statements as to the expected timing, completion and effects of the proposed merger between Alliance Data and Conversant, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may use words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "predict," "project," "would" and similar expressions as they relate to each company or their respective management teams. These estimates and statements are subject to risks and uncertainties that could cause actual results to differ materially from those expected in or suggested by such statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations (financial or otherwise) and intentions, the estimated timetable for completing the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Alliance Data and/or Conversant and are subject to significant risks and uncertainties outside of our control.

Risks and uncertainties related to the proposed merger include, among others: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the risk that Conversant stockholders may not adopt the merger agreement; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; uncertainties as to the timing of the merger; competitive responses to the proposed merger; response by activist shareholders to the merger; risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the outcome of pending litigation; risks related to the disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; changes in general economic and/or industry-specific conditions; and the effect of the announcement of the proposed merger on the ability of Alliance Data and Conversant to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. For further information regarding factors affecting future results of Alliance Data and Conversant, please refer to their respective Annual Reports filed on Form 10-K for the year ended December 31, 2013, Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2014, and other documents filed by Alliance Data and Conversant with the SEC, which are available at the SEC's website http://www.sec.gov. Neither Alliance Data nor Conversant is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise, except as required by law. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Participants in the Solicitation
Alliance Data Systems Corporation and Conversant, Inc. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Conversant common stock in respect of the proposed transaction. Information about Alliance Data's directors and executive officers is set forth in the proxy statement for Alliance Data's 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2014. Information about Conversant's directors and executive officers is set forth in the proxy statement for Conversant's 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2014. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available.  Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Alliance Data or Conversant using the sources indicated above.